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                              October 23, 2020

       Harry Simeonidis
       Chief Executive Officer and President
       GBS Inc.
       708 Third Avenue, 6th Floor
       New York, New York 10017

                                                        Re: GBS Inc.
                                                            Amendment No. 8 to
Registration Statement on Form S-1
                                                            Filed October 20,
2020
                                                            File No. 333-232557

       Dear Mr. Simeonidis:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2020 letter.

       Amendment No. 8 to Registration Statement on Form S-1

       Exhibits

   1. Please file a legality opinion that opines on the Units being offered. Please note that a binding obligation
opinion is appropriate for the legality of the Units. For guidance, see
                                                        Section II.B.1.h of
Staff Legal Bulletin No. 19.
 Harry Simeonidis
FirstName
GBS Inc. LastNameHarry Simeonidis
Comapany
October 23,NameGBS
            2020    Inc.
October
Page 2 23, 2020 Page 2
FirstName LastName
       You may contact Michael Fay at (202) 551-3812 or Brian Cascio at (202) 551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek at (202) 551-3641 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Ralph V. De Martino, Esq.